EXHIBIT 99.1

Director Shareholding Schedule 11

Xenova Group PLC
12 August 2004

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  NAME OF COMPANY

    XENOVA GROUP PLC
2)  NAME OF DIRECTOR

a)    DAVID OXLADE
b)    DANIEL ABRAMS
c)    JOHN WATERFALL

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS 2 ABOVE

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

AS 2 ABOVE

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  N/A

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF SHARE OPTIONS - SEE 17 BELOW

7)  Number of shares/amount of stock acquired

     N/A

8)  Percentage of issued Class

     N/A

9)  Number of shares/amount of stock disposed

     N/A

10) Percentage of issued Class

     N/A

11) Class of security

     N/A

12) Price per share

     N/A

13) Date of transaction

     N/A

14) Date company informed

     N/A

15) Total holding following this notification

     N/A

16) Total percentage holding of issued class following this notification

     N/A

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE
THE FOLLOWING BOXES

17) Date of grant

     11 AUGUST 2004

18) Period during which or date on which exercisable

1)    11 AUGUST 2007 - 10 AUGUST 2014
2)    11 AUGUST 2009 - 10 AUGUST 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

     ORDINARY 1P SHARES
a)    1) 987,500 2) 329,175
b)    1) 687,500 2) 229,175
c)    1) 687,500 2) 229,175

 21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

      0.09 Pounds

 22) Total number of shares or debentures over which options held following this notification

a)    5,905,796
b)    3,472,766
c)    2,316,014

23) Any additional information

     N/A

24) Name of contact and telephone number for queries

SANDRA PRICKETT - 01753 706600

25) Name and signature of authorised company official responsible for making this notification

DANIEL ABRAMS

Date of notification
12 AUGUST 2004